

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2024

Au Ho (Arthur) Chi
Chief Financial Officer
Wellchange Holdings Co Ltd
Unit E, 11/F, Billion Plaza 2, 10 Cheung Yue Street
Cheung ShaWan, Kowloon, Hong Kong

> **Re: Wellchange Holdings Co Ltd**
> **Registration Statement on Form F-1**
> **Filed February 8, 2024**
> **File No: 333-276946**

Dear Au Ho (Arthur) Chi:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed February 8, 2024

Our Customers, page 111

1. You disclosed that you had two customers that accounted for 32% of the company's total revenue for the six months ended June 30, 2023. Please disclose the material terms of any agreements with these customers, including the identity, term and termination provisions of any agreements.

Financial Statements - June 30, 2023 and 2022
Note 12. Shareholders' Equity, page F-52

2. We note on January 26, 2024 you implemented a 4,000-for-1 share split for ordinary shares and that all per share amounts and numbers of ordinary shares have been retrospectively adjusted. Please delete the reference to a "reverse" share split, as the 4,000-for-1 split is not a reverse share split but a regular share split. Please also correct the disclosure in Note 18 on page F-58 accordingly.

<u>Note 18. Subsequent Events, page F-58</u>

3.    We note that on February 7, 2024 you "proposed a 5-for-1 forward share split of ordinary shares which was approved by existing shareholders and board of directors, pursuant to which the Company is in the process of issuing additional shares." Please update your disclosures to reflect the issuance and retrospective adjustment of per share and share amounts in your next amendment, presuming that the issuance has occurred prior to your next amended filing or expand the disclosure to explain the delay in the issuance of shares.

<u>Exhibit Index, page II-3</u>

4.    Please file an exhibit that includes the representations required by Instruction 2 to Item 8.A.4 of Form 20-F if you intend to comply with the 15-month requirement rather than the 12-month requirement for updating financial statements.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Yarona L. Yieh